SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

Christopher & Banks Corporation

(Name of Subject Company)

Christopher & Banks Corporation

(Names of Persons Filing Statement)

Common stock, $0.01 par value

(Title of Class of Securities)

171046105

(CUSIP Number of Class of Securities)

Luke R. Komarek

Senior Vice President & General Counsel

Christopher & Banks Corporation

2400 Xenium Lane North
Plymouth, MN  55441

(763) 551-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert A. Rosenbaum
Jonathan A. Van Horn

Dorsey & Whitney LLP

50 S. Sixth Street, Suite 1500

Minneapolis, MN  55402

(612) 340-2600

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On July 25, 2012, Christopher & Banks Corporation (the “Company”) issued the following press release:

FOR IMMEDIATE RELEASE

2400 Xenium Lane North, Plymouth, MN 55441 • (763) 551-5000 • www.christopherandbanks.com

FOR:	Christopher & Banks Corporation

COMPANY CONTACT:	Peter G. Michielutti
Senior Vice President
Chief Financial Officer
(763) 551-5000

INVESTOR RELATIONS CONTACT:	Investor Relations:
Jean Fontana
ICR, Inc.
(646) 277-1214

Christopher & Banks Provides Outlook for Second Fiscal Quarter

— Strategic Marketing and Merchandising Initiatives Showing Progress —

— Second Quarter Earnings to be Announced August 29, 2012 —

Minneapolis, MN, July 25, 2012 — Christopher & Banks Corporation (NYSE: CBK), a specialty women’s apparel retailer, today announced updated financial expectations for its second fiscal quarter ending July 28, 2012.

Comparable store sales for the second fiscal quarter, as compared to the same period last year, are anticipated to increase 5% to 5.5%.  The increase in comparable store sales reflects an improved sell-through rate of merchandise and increased traffic resulting in a higher number of transactions per store, and a slight increase in average units sold offset somewhat by a modest decrease in average total sales per transaction.

Sales for the quarter are expected to be $102 million to $103 million, as compared to sales of $105.6 million for the comparable period last year, despite operating on average 113, or 14%, fewer stores during the quarter as compared to the same period last year.

Total gross margin for the second fiscal quarter is expected to be between 26.2% and 26.4%, compared to last year’s rate of 32.3% for the comparable period and 23.1% in the first quarter of fiscal 2012.  The sequential improvement is the result of both lower occupancy expense as well as positive leverage related to the higher sales.

Average in-store inventory per store is expected to be up approximately mid-single digits at the end of the second fiscal quarter, as compared to the same period last year.  At the end of the first fiscal quarter, average in-store inventory per store was up 22% year-over-year.

The Company expects cash and cash equivalents to be in the range of $39 million to $40 million at the end of the second fiscal quarter, as compared to $33.7 million at the end of this year’s first fiscal quarter.

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Joel Waller, President and Chief Executive Officer, commented, “While we remain in the early stages of our turnaround plan, our initiatives are gaining traction.  Our new merchandising and marketing strategies are beginning to show progress.  Meanwhile, strategic initiatives underway to reinvigorate sales through in-store merchandise presentation and optimization of our selling staff are also yielding improved performance.  We believe that the implementation of these strategies led to the significant sequential improvement in comparable store sales and gross margin results.  We believe that as we continue to execute our turnaround strategy and strengthen our market position, Christopher & Banks will be positioned to deliver improved sales and earnings results.”

An investor presentation providing an overview of the Company’s strategic initiatives and recent performance will be available later today on the Christopher & Banks website at www.christopherandbanks.com, following its filing with the Securities and Exchange Commission.

The Company will provide further commentary on its second fiscal quarter as part of its second quarter 2012 earnings release and conference call which is scheduled for August 29, 2012.  Further details regarding the conference call will be announced on or about August 15, 2012.

About Christopher & Banks

Christopher & Banks Corporation is a Minneapolis-based specialty retailer of women’s clothing.  As of July 25, 2012, the Company operates 653 stores in 44 states consisting of 386 Christopher & Banks stores, 177 stores in their women’s plus size clothing division CJ Banks, 65 dual stores and 25 outlet stores.  The Company also operates the www.ChristopherandBanks.com and www.CJBanks.com e-commerce websites.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.  No tender offer for the shares of Christopher & Banks Corporation (the “Company”) has commenced at this time.  If a tender offer is commenced, the Company will file a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”).  INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by the Company through the website maintained by the SEC

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at http://www.sec.gov.  In addition, documents filed with the SEC by the Company may be obtained free of charge by contacting Luke Komarek, Corporate Secretary, at 763-551-5000.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements.  The forward-looking statements may use the words “expect”, “anticipate”, “plan”, “intend”, “project”, “believe” and similar expressions and include statements (i) that comparable store sales for the second fiscal quarter, as compared to the same period last year, are now anticipated to increase 5% to 5.5%; (ii) that sales for the quarter are expected to be $102 million to $103 million, as compared to sales of $105.6 million the comparable period last year; (iii) that total gross margin for the second fiscal quarter is expected to be between 26.2% and 26.4%, compared to last year’s rate of 32.3% for the comparable period and 23.1% in the first quarter of fiscal 2012; (iv) that average in-store inventory per store is expected to be up approximately mid-single digits at the end of the second fiscal quarter, as compared to the same period last year; (v) that the Company expects cash and cash equivalents to be in the range of $39 million to $40 million at the end of the second fiscal quarter, as compared to $33.7 million at the end of this year’s first fiscal quarter; and (vi) that the Company believes that as it continues to execute its turnaround strategy and strengthens its market position, it will be positioned to deliver improved sales and earnings results.  These statements are based on management’s current expectations and are subject to a number of uncertainties and risks, as well as assumptions that, if they do not fully materialize or prove incorrect, could cause our actual results to differ materially from those expressed or implied by the forward-looking statements.  Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, but are not limited to: (i) the inherent difficulty in forecasting consumer buying and retail traffic patterns which may be affected by factors beyond our control, such as a weakness in overall consumer demand; adverse weather, economic or political conditions; and shifts in consumer tastes or spending habits that result in reduced sales; (ii) lack of acceptance of the Company’s fashions, including its seasonal fashions; (iii) the ability of the Company’s infrastructure and systems to adequately support our operations; (iv) the effectiveness of the Company’s brand awareness, marketing programs and efforts to enhance the in-store experience; (v) the possibility that, because of poor customer response to our merchandise, management may determine it is necessary to sell merchandise at lower than expected margins or at a loss; (vi) the failure to successfully implement the Company’s strategic and tactical plans; (vii) general economic conditions could lead to a reduction in store traffic and in consumer spending on women’s apparel; (viii) fluctuations in the levels of the Company’s sales, expenses or earnings; and (ix) risks associated with the performance and operations of the Company’s Internet operations.

Readers are cautioned not to place undue reliance on these forward-looking statements which are based on current expectations and speak only as of the date of this release.  The

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Company does not assume any obligation to update or revise any forward-looking statement at any time for any reason.

Certain other factors that may cause actual results to differ from such forward-looking statements are included in the Company’s periodic reports filed with the Securities and Exchange Commission and available on the Company’s website under “Investor Relations” and you are urged to carefully consider all such factors.

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The Company began meeting with certain analysts and investors or their representatives in one-on-one meetings commencing on July 25, 2012.  The presentation materials for those meetings follow:

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Charting Our Path to Profitability July 25, 2012

Safe Harbor Certain statements on the slides which follow may be forward-looking statements about Christopher & Banks Corporation (the “Company”). Such forward-looking statements involve risks and uncertainties which may cause actual results to differ from such forward-looking statements. These forward-looking statements may be identified by such terms as “will”, “expect”, “believe”, “anticipate”, “outlook”, “target”, “plan”, “initiatives”, “estimated”, “strategy” and similar terms. You are directed to the cautionary statements regarding risks or uncertainties described from time-to-time in the Company’s filings with the Securities and Exchange Commission, including our most recent Transition Report on Form 10-K and other SEC filings made since the date of that 10-K report. Participants are cautioned not to place undue reliance on forward-looking statements, which reflect management’s views only as of July 25, 2012. The Company undertakes no obligation to update or revise the forward-looking statements. 2

Investment Highlights Strong brand loyalty among baby boomer demographic Small market focus and strong price/value proposition Multi-channel presence Approximately 2.9 million loyalty program members Strong, seasoned merchant running each of our two brands New merchandising and marketing strategies beginning to show progress Strategic initiatives underway to reinvigorate sales through in-store merchandise presentation and optimization of sales staff Significant opportunity to expand operating margin beginning in second half of Fiscal 2012 Enhanced balance sheet with improved liquidity and flexibility Strengthened management team and Board of Directors 3

A Fresh Perspective from the Board of Directors New non-executive Board Chair, Paul L. Snyder, effective January 6, 2012 Has served on board since May 2010. Retired in 2009 after 39 years with KPMG, a global accounting firm, most recently serving as KPMG's Midwest Area Managing Partner in Chicago, Illinois from 2002 to 2009 Five of the eight members of the Board are new within the last 18 months: Morris Goldfarb, Chairman and CEO of G-III Apparel Group, Ltd., brings 38 years of retail experience and knowledge, including more than 35 years as an executive officer Lisa Pickrum, COO of RLJ Companies, a diversified holding company, brings extensive operations, strategy, financial analysis, legal and regulatory experience David Levin, President and CEO of Casual Male Retail Group, brings over 30 years of retail experience and valuable marketing and merchandising insight William Sharpe, Partner of Quetico Partners, LLC, a boutique investment banking firm, brings considerable business, investment banking and corporate experience Patricia Stensrud, President of A&H Manufacturing and former President of the Women’s Sportswear Division of Tommy Hilfiger and CEO of the Victoria + Co. division of Jones Apparel Group, brings considerable women's apparel and fashion accessories experience 4

5 Over the last eight months, we have revitalized the senior management team and energized the organization: Joel N. Waller, a 30 year retail executive veteran, named CEO in February: Consultant to multiple retailers including AM Retail Group, Inc. and Wilsons Leather Chairman and CEO of Wet Seal, Inc. Chairman and CEO of Wilsons Leather Peter Michielutti, named SVP and CFO in April; brings more than 20 years retail finance experience: CFO of Whitehall Jewelers CFO of Wilsons Leather CFO of Fingerhut Two new Divisional General Merchandise Managers appointed December 2011 Restructured and simplified merchandising, production and sourcing teams Revitalized Management Team

Actions Taken to Stabilize Business 6 Executed real estate restructuring program Implemented workforce reductions Re-energized staff with focus on testing and evaluating strategies, eliminating unnecessary processes and being fully engaged Instituted merchandising and marketing strategies to drive sales and margin improvement and improve inventory flow Enhanced liquidity and increased financial flexibility with a new $50 million line of credit

7 Completed closure of approximately 100 underperforming stores by January 28, 2012 Closed an additional 40 stores fiscal year-to-date and plan to close approximately 25 more later this fiscal year Expect store closures and rent reductions to yield approximately $12 to $14 million in annual occupancy cost savings As of July 25, 2012, operate 653 stores: 386 Christopher & Banks, 177 CJ Banks, 65 dual stores and 25 outlets Refined Real Estate Portfolio Fiscal Year Ended 2/28/09 2/27/10 2/26/11 1/28/12 2/2/13 E Christopher & Banks 548 540 517 402 380 CJ Banks 267 265 252 199 169 Dual Format 0 1 3 62 53 Outlet 0 0 3 23 25 Total Stores 815 806 775 686 627 Store Count

8 Implemented workforce reductions leading to more than $5.0 million in cost savings beginning this fiscal year. Includes: Reductions in corporate staff Reorganization and reduction in field-level supervision Restructuring and simplification of merchandising, production and sourcing teams Right-Sized Corporate and Field Management Levels

9 Rebalancing assortment to offer the right mix of merchandise Reducing the number of styles and SKUs by approximately 25% in fall 2012 offerings Increasing focus on key categories Rebalancing mix toward more good and better product offerings with fewer best styles (good/better/best breakdown will be approximately 35%/50%/15% in the upcoming fall assortment versus approximately 10%/30%/60% in last year’s fall assortment) Offering an improved price/value proposition for fall Providing more attractive opening price points (reducing average ticket prices by approximately 20%) Reducing the variety of ticket prices by approximately half Improving inventory flow beginning with the September assortment Decreasing number of major floor sets by half to six, while maintaining freshness with smaller deliveries of new product between sets Refining product development cycle to accelerate process and increase speed to market Developing an enhanced promotional strategy Creating more targeted, unique pre-planned promotions and fewer storewide events Focused Merchandising and Marketing Strategies

10 Margin performance on more recent lifecycles is starting to show signs of improvement: Focused Merchandising and Marketing Strategy (cont’d) 2012 vs. 2011 Cumulative Change in Basis Points February Lifecycle Merchandise Margin (1,230) March Lifecycle Merchandise Margin (750) April (To-Date) Lifecycle Merchandise Margin (360) May (To-Date) Lifecycle Merchandise Margin (160) June (To-Date) Lifecycle Merchandise Margin (160) July (To-Date) Lifecycle Merchandise Margin 210

11 28-store test program provides platform to test various strategies before rolling out across store base. Recent test phase includes: Table program with key item categories Repurposing current fixtures and adding some new fixtures to improve merchandise presentation Increase in depth of inventory levels Adjusted store staffing levels to drive higher conversion rates Implemented incentive bonus program: Achievement of stretch goal Sales productivity and conversion Associate level sales goals Focused Merchandising and Marketing Strategies (cont’d)

12 Marketing program designed to drive traffic and conversion Launched private label credit card program in April 2012 Exceeded full year goal by July, 126,000+ approved applications to-date $63 average transaction size compared to $40 store average 45% of card customers have utilized it more than once 10% of cards issued are to new customers with average spend of $70 14% of cards issued are to customers who have not purchased in over 12 months Represents 13% of overall sales since launch Focused Merchandising and Marketing Strategies (cont’d)

13 Expand Customer Relationship Management Program (CRM) 2.9 million members in our Friendship Program, with 2.1 million active members generating 80% of our sales Friendship Program customers shop more frequently: 3.7 times per year vs. 1.5 They spend more annually: $165 vs. $48 Improved signage to focus on drawing traffic into stores Focused Merchandising and Marketing Strategies (cont’d)

14 Stabilized Balance Sheet and Enhanced Cash Flow Announced new senior $50 million credit facility Enhanced liquidity and greater capital flexibility with fewer covenants, as compared to prior credit facility Only current planned utilization of the new credit facility is for letters of credit, primarily for purchasing merchandise Filed shelf registration for up to $75 million in equity Do not currently intend to utilize shelf Intended to provide financial flexibility to raise capital in the future Improving inventory flow through vendor negotiations, increased efficiencies in merchandise flow and adjusting product development cycle Minimize capital expenditures with limited new store openings

15 Turnaround strategy expected to yield: Sales productivity improvement Merchandise margin expansion Increased leverage on occupancy costs Leverage on SG&A Increased inventory efficiencies Improved free cash flow Driving Shareholder Value

16 Signs of Sequential Improvement Total comparable sales for second quarter expected to be up 5% to 5.5% May comp sales – flat June comp sales up 7% July comp sales expected to increase 9.5% to 10% Despite operating on average 113 (14%) fewer stores, sales for the months of June and July were slightly higher than last year’s sales 28-store test showing positive results July comparable store sales higher by 1,100+ bps Conversion higher by 650 bps Ended June with approximately $35 million in cash and expect to end July with $39 to $40 million, compared to $33.7 million at the end of April Average in-store inventory per store expected to be up mid-single digits to last year compared to up 22% year-over-year at end of April Average in-store inventory per store higher due to closing of underperforming (mostly lower volume) stores Reduction in transit time has resulted in accelerated inventory receipts

17 Fiscal 2012 Outlook (53-week year, ending February 2, 2013) Expect 200 to 300 basis points of positive leverage of occupancy expense for the 12 months ended February 2, 2013 when compared to the comparable prior year period, based on store closings and rent restructuring Merchandise margin expected to remain challenging through remainder of this fiscal year, but expected to exceed prior-year levels in the second half of this fiscal year Expect slightly positive leverage on SG&A expense in fiscal 2012 weighted more heavily to second half, as a result of workforce reductions and other expense reductions

18 Joel N. Waller is establishing the framework of the Company’s merchandise, marketing and operating strategies Board is in the process, with the assistance of a national executive recruiter, of identifying a long-term CEO with strong merchant background to continue to lead and refine those strategies going forward Joel N. Waller and the Board are committed to an appropriate transition period following completion of the search Maintaining Stability Going Forward

Additional Information and Where to Find It This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Christopher & Banks Corporation (the “Company”) has commenced at this time. If a tender offer is commenced, the Company will file a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by the Company may be obtained free of charge by contacting Luke Komarek, Corporate Secretary, at 763-551-5000. 19